September 18, 2020

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel
Matthew Crispino
Robert Littlepage
Claire DeLabar

Re:	Corsair Gaming, Inc.
Registration Statement on Form S-1
File No. 333-248247

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that between September 14, 2020 and the date hereof, approximately 6,875 copies of the Preliminary Prospectus of Corsair Gaming, Inc. (the “Registrant”) dated September 14, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended (the “Registration Statement”).

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act, Goldman Sachs & Co. LLC, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters, hereby join the Registrant in requesting that the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statement to become effective on September 22, 2020, at 4:00 p.m., Washington D.C. time, or as soon thereafter as practicable, or at such other time thereafter as the Company or its counsel, Latham & Watkins, LLP, request by telephone that such Registration Statement be declared effective.

[Signature page follows]

Very truly yours, GOLDMAN SACHS & CO. LLC BARCLAYS CAPITAL INC CREDIT SUISSE SECURITIES (USA) LLC As representatives of the Underwriters listed in Schedule I of the Underwriting Agreement

By:	Goldman Sachs & Co. LLC

By:	/s/ Matthew Leavitt
Name:	Matthew Leavitt
Title:	Managing Director

By:	Barclays Capital Inc.

By:	/s/ Laurence Braham
Name:	Laurence Braham
Title:	Managing Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Owen Bittinger
Name:	Owen Bittinger
Title:	Managing Director

[Signature Page to UW Acceleration Request]